FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of January 2006

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F   ☒  Form 40-F    ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐  No   ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

National Bank of Greece announces that between 1 September and 31 December 2005 it bought 35,000 own shares (0.01%) at an average purchase price of €30.99 per share. This share purchase was carried out by virtue of the Bank´s BoD resolution of 17 May 2005, in implementation of the resolution of the Annual General Meeting of its Shareholders of the same date regarding the purchase by the Bank, by 15 May 2006, in accordance with article 16, par. 5 of Companies’ Act 2190/1920,  of own shares up to an amount equal to 5% of its total stock, including own shares owned by the Bank from time to time. Following this purchase, the Bank today possesses a total of 35,000 own shares, or 0.01% of its current share capital.

Athens, 2 January, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)
Date : 10th January, 2006	Chairman - Chief Executive Officer